At an Annual Meeting of Shareholders of the Fund held on July 20,2001, shareholders approved the following proposals:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Opportunity Fund II, Inc.:

                                                  For            Against
     Strong Opportunity Fund II              46,177,043.187   2,487,773.708

                                               Abstain
     Strong Opportunity Fund II              3,394,271.470